SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The RMR Group Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

74967R 106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 74967R 106	Page 2 of 5 Pages

1		Name of Reporting Person Office Properties Income Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,801,061
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,801,061
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,061
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 18.4%*
12		Type of Reporting Person OO

*                                         Based upon 15,229,957 shares of Class A common stock, par value $0.001 per share, of The RMR Group Inc. (the “Issuer”) issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on December 3, 2018.

13G/A

CUSIP No. 74967R 106	Page 3 of 5 Pages

Item 1(a).                  Name of Issuer:

The RMR Group Inc. (the “Issuer”).

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

Two Newton Place
255 Washington Street
Suite 300
Newton, Massachusetts 02458-1634

Item 2(a).                  Name of Person Filing:

This Schedule 13G/A is being filed by Office Properties Income Trust (formerly known as Government Properties Income Trust) (the “Reporting Person”).

Item 2(b).                  Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2(c).                   Citizenship:

The Reporting Person is a Maryland real estate investment trust.

Item 2(d).                  Title of Class of Securities:

The class of securities to which this Schedule 13G/A relates is shares of Class A common stock, par value $0.001 per share, of the Issuer (the “Class A Common Shares”).

Item 2(e).                   CUSIP Number:

The CUSIP number for the Class A Common Shares is 74967R 106.

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                 Ownership.

(a)                                 Amount beneficially owned:

The Reporting Person is the direct and beneficial owner of 2,801,061 Class A Common Shares.

(b)                                 Percent of class:

The Reporting Person is the direct and beneficial owner of approximately 18.4% of the Class A Common Shares based upon 15,229,957 Class A Common Shares issued and outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on December 3, 2018.

The percentages of Class A Common Shares reported as beneficially owned in this Schedule 13G/A are not diluted for (i) the 1,000,000 Class A Common Shares issuable upon conversion of the 1,000,000 shares of Class B-1 common stock of the Issuer or (ii) the 15,229,957 Class A Common Shares which may be issued by the Issuer upon redemption of the 15,229,957 class A membership units of The RMR Group LLC (“RMR LLC”), a Maryland

13G/A

CUSIP No. 74967R 106	Page 4 of 5 Pages

limited liability company of which the Issuer is the managing member (and paired shares of Class B-2 common stock of the Issuer).  The Issuer’s Class A Common Shares are entitled to one vote per share, shares of Class B-1 common stock are entitled to 10 votes per share and shares of Class B-2 common stock (which are paired with the class A membership units of RMR LLC) are entitled to 10 votes per share.  As of December 31, 2018, the Reporting Person beneficially owned 1.6% of the combined voting power of the Issuer’s common stock.

(c)                                  Number of Class A Common Shares as to which each Reporting Person has:

(i)                                   Sole power to vote or to direct the vote:

2,801,061

(ii)                                Shared power to vote or to direct the vote:

0

(iii)                             Sole power to dispose or to direct the disposition of:

2,801,061

(iv)                            Shared power to dispose or to direct the disposition of:

0

The Reporting Person is managed by RMR LLC.  The Issuer is the managing member of RMR LLC.  Mr. Adam D. Portnoy is a managing trustee of the Reporting Person and the president, sole trustee and a beneficial owner of ABP Trust, a Maryland statutory trust.  Mr. Portnoy and ABP Trust are the Issuer’s controlling shareholders.  However, Mr. Portnoy and ABP Trust may not act to vote or sell the Class A Common Shares directly and beneficially owned by the Reporting Person without authorization of the board of trustees of the Reporting Person, which is comprised of six trustees.  As a result, Mr. Portnoy and ABP Trust have determined that they do not beneficially own the Class A Common Shares owned by the Reporting Person.

Item 5.                                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                                 Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                 Notice of Dissolution of Group.

Not applicable.

13G/A

CUSIP No. 74967R 106	Page 5 of 5 Pages

Item 10.                          Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2019

OFFICE PROPERTIES INCOME TRUST

/s/ Jeffrey C. Leer
Name: Jeffrey C. Leer
Title: Chief Financial Officer and Treasurer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).